NO ACT

P.E. 01/21/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


15005313

January 21, 2015

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: The Dow Chemical Company

Dear Mr. Mueller:

This is in regard to your letter dated January 21, 2015 concerning the shareholder proposal submitted by the Adrian Dominican Sisters, Benedictine Sisters of Pan de Vida Monasterio, Benedictine Sisters of Virginia, Dignity Health, Mercy Investment Services, Inc., School Sisters of Notre Dame Cooperative Investment Fund, Sisters of Charity of Saint Elizabeth, Sisters of Charity of the Blessed Virgin Mary, Congregation of the Sisters of Charity of the Incarnate Word, San Antonio, Sisters of St. Dominic of Caldwell New Jersey and Sisters of the Holy Names of Jesus & Mary U.S. Ontario Province for inclusion in Dow's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Dow therefore withdraws its January 6, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Luna Bloom
Attorney-Advisor

cc: Marcela I. Pinilla
Mercy Investment Services, Inc.
mpinilla@mercyinvestments.org

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 21, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Dow Chemical Company*
Stockholder Proposal of the Adrian Dominican Sisters et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 6, 2015, we requested that the staff of the Division of Corporation Finance concur that our client, The Dow Chemical Company (the "Company"), could exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") and statements in support thereof received from the Adrian Dominican Sisters, Benedictine Sisters of Pan de Vida Monasterio, Benedictine Sisters of Virginia, Dignity Health, Mercy Investment Services, Inc., School Sisters of Notre Dame Cooperative Investment Fund, Sisters of Charity of Saint Elizabeth, Sisters of Charity of the Blessed Virgin Mary, Congregation of the Sisters of Charity of the Incarnate Word, San Antonio, Sisters of St. Dominic of Caldwell New Jersey, and Sisters of the Holy Names of Jesus & Mary U.S. Ontario Province (the "Proponents").

Enclosed as Exhibit A is a letter dated January 21, 2015 from Marcela I. Pinilla, a representative of the Adrian Dominican Sisters, withdrawing the Proposal on behalf of the Proponents. In reliance on Ms. Pinilla's letter, we hereby withdraw the January 6, 2015 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8671 or Amy E. Wilson, the Company's Assistant Secretary and Senior Managing Counsel, at (989) 638-2176.

Sincerely,



Ronald O. Mueller

Enclosure

cc: Amy E. Wilson, The Dow Chemical Company
Pat Zerega, Adrian Dominican Sisters
Rose Marie Stallbaumer, Benedictine Sisters of Pan de Vida Monasterio
Henry Marie Zimmerman, Benedictine Sisters of Virginia
Susan Vickers, Dignity Health
Marcela I. Pinilla, Mercy Investment Services, Inc.
Ethel M. Howley, School Sisters of Notre Dame Cooperative Investment Fund
Barbara Aires, Sisters of Charity of Saint Elizabeth
Gwen Farry, Sisters of Charity of the Blessed Virgin Mary
W. Esther Ng, Congregation of the Sisters of Charity of the Incarnate Word, San Antonio
Patricia A. Daly, Sisters of St. Dominic of Caldwell New Jersey
Mary Ellen Holohan, Sisters of the Holy Names of Jesus & Mary U.S.-Ontario Province
Vicki Cummings, Sisters of the Holy Names of Jesus & Mary U.S.-Ontario Province

GIBSON DUNN

EXHIBIT A



ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3400 Phone
517-266-3524 Fax

Portfolio Advisory Board

January 21, 2015

Ms. Amy E. Wilson
Assistant Secretary and Senior Managing Counsel
Office of the Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674

Dear Ms. Wilson,

The investor members of the Interfaith Center on Corporate Responsibility (ICCR) greatly appreciate the ongoing multi-year dialogue with The Dow Chemical Company (Dow Chemical) regarding environmental and health impact concerns related to DowAgrosciences products. Following our submission of a proposal seeking reporting on grower compliance and our subsequent discussions ICCR and Dow Chemical have jointly developed the statement below. We believe it reflects our mutually agreed-on commitment. As affirmed by Mr. Wheeler, the commitment will be described in Dow Chemical's website as follows:

> Dow Chemical Grower Compliance Reporting Commitment
>
> In response to stakeholder environmental and health impact concerns, Dow AgroSciences, a subsidiary of Dow Chemical, commits to the annual public disclosure of compliance measures and performance related to the use of the Enlist Weed Control system. Specific performance metrics will be defined as Dow learns more and interact with all growers during the stewarded introduction of Enlist Weed Control system in 2015. Disclosure will also include metrics focusing on product performance.
>
> Based on an initial assessment, these metrics will focus on grower training, compliance with label requirements, compliance with technology use agreements, as well as relevant measures of environmental and human health impact, including, but not limited to, Environmental Protection Agency (EPA) requirements. In the event of non-compliance, Dow will assess the underlying cause and provide steps for remediation. Dow will share initial observations from a representative sample following the 2015 growing season. Compliance reporting of growers using the Enlist Weed Control System at the end of subsequent growing seasons will continue, with performance and progress reported in the company's sustainability section of the Dow AgroSciences website (http://www.dowagro.com/sustainability/) and linking to the Enlist website.

Dow Chemical also commits to continued dialogue with stakeholders as its assessments and reporting further develop. Given this agreement, the proposal is being withdrawn on behalf of the Adrian Dominican Sisters, the primary filer of the proposal, and all co-filers of the proposal identified in Dow Chemical's no action request dated January 6, 2015, each of which has authorized us to withdraw the proposal on its behalf. We will appreciate written notice of the withdrawal of the Company's no action request submitted to the SEC in response to our shareholder proposal.

Please direct future correspondence to me via the contact information below. My mailing address is 2039 North Geyer Road, St. Louis, Missouri 63131. We look forward to continued conversations with the company.

Best regards,



Marcela I. Pinilla
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
646.692.3289 | 617.301.0029 (m)
mpinilla@mercyinvestments.org
www.mercyinvestmentservices.org

Co-filers:
Sr. Barbara Aires, Sisters of Charity, Saint Elizabeth
Patricia Daly, Sisters of St. Dominic of Caldwell New Jersey
Sr. Gwen Farry, Sisters of Charity of the Blessed Virgin Mary, BVM
Vicki Cummings, Sisters of the Holy Names of Jesus & Mary U.S. – Ontario Province
Mary Ellen Holohan, Sisters of the Holy Names of Jesus & Mary U.S. – Ontario Province
Ethel Howley, School Sisters of Notre Dame Cooperative Investment Fund
W. Esther Ng, Congregation of the Sisters of Charity of the Incarnate Word, San Antonio
Marcela Pinilla, Mercy Investment Services, representing Adrian Dominican Sisters
Rose Marie Stallbaumer, Benedictine Sisters of Pan de Vida Monasterio in Torreon, Mexico
Susan Vickers, Dignity Health
Nichea Ver Veer Guy, United Methodist Women
Pat Zerega, Representative of the Adrian Dominican Sister's, Portfolio Advisory Board
Henry Marie Zimmerman, Benedictine Sisters of Virginia

C: Judy Byron, Sisters of the Holy Names of Jesus and Mary, US Ontario Province
Anna Falkenberg, Socially Responsible Investment Coalition (SRIC)
Mary Beth Gallagher, Tri-State Coalition for Responsible Investment
Barbara Jennings, Midwest Coalition for Responsible Investment
Atid Kimelman, Tri-State Coalition for Responsible Investment
Tom McCaney, Sisters of St. Francis of Philadelphia
Margie Weber, Basilian Fathers of Toronto

Jane Stautz, The Dow Chemical Company
Brad Shurdut, The Dow Chemical Company
Scot Wheeler, The Dow Chemical Company

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 6, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Dow Chemical Company*
Stockholder Proposal of the Adrian Dominican Sisters et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The Dow Chemical Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from the Adrian Dominican Sisters, Benedictine Sisters of Pan de Vida Monasterio, Benedictine Sisters of Virginia, Dignity Health, Mercy Investment Services, Inc., School Sisters of Notre Dame Cooperative Investment Fund, Sisters of Charity of Saint Elizabeth, Sisters of Charity of the Blessed Virgin Mary, Congregation of the Sisters of Charity of the Incarnate Word, San Antonio, Sisters of St. Dominic of Caldwell New Jersey, and Sisters of the Holy Names of Jesus & Mary U.S.-Ontario Province (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED:
> Shareholders request a comprehensive report by a committee of independent directors of the Board on how Dow is monitoring herbicide utilization and grower compliance with best practices and adherence to "technology use agreements" (TUAs) with its seed products. Shareholders request the report, at reasonable expense and omitting proprietary information, be completed within one year of the shareholder meeting.

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with the Company's customer relations in the context of its monitoring customers' adherence and compliance with contracts. As discussed in more detail below, the Staff repeatedly has acknowledged that proposals addressing a company's management of its relationship with customers implicate ordinary business concerns and has concurred with the exclusion of similar stockholder proposals under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits the Company to omit from its proxy materials a stockholder proposal that relates to its "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

A. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Addresses Decisions Concerning The Company's Customer Relations.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it addresses customer relations, specifically, existing customers' contractual compliance with the use of Company products. Although the Proposal relates to a report, the Staff has long held that, when applying Rule 14a-8(i)(7), such proposals are evaluated by considering the underlying subject matter of the proposal. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). Here, the Proposal relates to the Company's customer relations by requesting a report on how the Company is monitoring customer compliance with existing contractual obligations entered into with the Company. As discussed below, the Staff consistently has concurred that a company's decisions relating to customer relations are a part of a company's ordinary business operations, and thus may be excluded under Rule 14a-8(i)(7).

The Staff consistently has concurred in the exclusion of proposals relating to how a company interacts with its customers. For example, in *Zions Bancorporation* (avail. Feb. 11, 2008), the Staff agreed with the exclusion of a proposal that sought to require Zions to implement a mandatory adjudication process prior to the termination of certain customer accounts, finding that the proposal related to "ordinary business operations (i.e., procedures for handling customers' accounts)." *See also Bank of America Corp.* (avail. Mar. 3, 2005) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal that sought the creation of the position of "Customer Advocate" reporting directly to the company's president and the adoption of a "Customer Bill of Rights," noting that the proposal related to "customer relations"); *BellSouth Corp.* (avail. Jan. 9, 2003) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal to correct personnel and computer errors relating to customers as related to "customer relations").

In a similar vein, the Staff consistently has recognized that decisions involving how a company manages its existing contractual relationships with its customers are part of a company's ordinary business operations. For example, in *Wells Fargo & Co.* (avail. Feb. 12, 2013), the proposal requested that the company adopt a policy that, among other things, would prevent the company from exercising contractual rights to sell or foreclose upon mortgages that were not paid in full upon maturity and would specify the terms upon which the company dealt with its customers holding such loans. The company argued that the proposal would restrict management's ordinary business dealings with customers because it would implicate the company's policies regarding how to work with a borrower that is unable to pay a loan in full at maturity, what interest rate to charge such a borrower, and how to manage the loan's credit risk and collateral value. The Staff concurred in the exclusion of the proposal, noting in particular that "[p]roposals concerning a company's credit policies, loan underwriting, and *customer relations* are generally excludable under [R]ule 14a-8(i)(7)." (emphasis added). *See also WorldCom, Inc.* (avail. Apr. 4, 2002) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting, among other things, a report on customer billing disputes, noting that the proposal implicated several ordinary business matters, including "customer relations").

Moreover, there is a long line of precedent affirming the exclusion of proposals as ordinary business, when a proposal addresses a company's monitoring of customer compliance. For example, in *JPMorgan Chase & Co.* (avail. Mar. 7, 2013), the proposal requested adoption of a policy to prevent illicit financial flows to terrorists or national entities operating against US national security interests. The company argued that monitoring the way that customers used the company's products, i.e., bank accounts, was a matter of ordinary business. The staff affirmed the exclusion of the proposal on ordinary business grounds, noting that the "proposal relates to principles regarding the products and services that the company offers and that it does not focus on a significant social policy issue." *See also JPMorgan Chase & Co. (Harrington)* (avail. Feb. 17, 2011) (same); *Bank of America Corp.* (avail. Feb. 17, 2011) (same). Likewise, in *JPMorgan Chase & Co.* (avail. Feb. 26, 2007), *Bank of America Corp.* (avail. Feb. 21, 2007), and *Citigroup Inc.* (avail. Feb. 21, 2007), the companies received three nearly identical stockholder proposals requesting a report on policies in place to safeguard against the provision of services that enabled capital flight and resulted in tax avoidance. In its no-action request regarding the stockholder proposal, Citigroup requested exclusion of the proposal because it "usurps management's authority by allowing stockholders to manage the banking and financial relationships that the Company has with its customers." The Staff concurred with the views of each of these three companies that the proposals could be omitted in reliance on Rule 14a-8(i)(7) as related to ordinary business operations *(i.e.,* the sale of particular services). *See also Bank of America Corp.* (avail. Jan. 6, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requiring the company to "to limit the banking services the [company could] provide to individuals the

[p]roponent believe[d] [we]re illegal immigrants," because the proposal sought to control the company's "customer relations or the sale of particular services"); *Citicorp* (avail. Jan. 8, 1997) (concurring in the exclusion of a proposal seeking a report on internal company policies regarding the monitoring of illegal transfers through customer accounts because it relates to ordinary business matters).

As with the proposals discussed above relating to ordinary business decisions concerning customer relations, the Proposal addresses the Company's relationships and interactions with existing customers. The Proposal requests a report on how the Company "is monitoring . . . grower compliance . . . and adherence to 'technology use agreements' (TUAs) with its seed products." As a global provider of technology products, the Company interacts with thousands of customers, and it is a fundamental responsibility of management to decide how best to monitor customer compliance with contractual obligations, including the Company's technology use agreements ("TUAs"). Specifically, as a condition to being able to use certain seed products containing Company technologies, U.S. growers are required to agree to the terms of the TUA before they can purchase and receive Company seeds.[1] These agreements address a variety of legal issues that, among other things, are designed to limit the purposes for which the seeds are used and to protect the Company's intellectual property.[2] For example, the TUA discusses at length the licensing terms governing a customer's use of the Company's products, including provisions that state:

- "Upon acceptance by [the Company] of this Agreement, unaltered and duly executed by Grower, Grower is granted and hereby accepts, on and subject to the terms and conditions of this Agreement, a limited, non-transferable, revocable, non-exclusive license by [the Company] under the Licensed Rights to purchase Seed from a Seed Seller and to plant Purchased Seed to produce a single commercial crop in the United States."

- "Grower acknowledges and agrees that Grower is NOT permitted to: supply, transfer, license or sublicense any Seed or [Company] Sourced Technology to any other person, entity or other third party for planting or any other purposes; . . . [or] use or allow others to use Seed or any plant material produced from Seed for crop breeding, seed production, research (including, without limitation,

[1] Trait Stewardship – Technology Use Agreement, Dow Chemical Company, *available at* http://www.dowagro.com/na/usa/en/traitstwd/agreement.htm (last visited Dec. 22, 2014).

[2] *Dow AgroSciences Technology Use Agreement,* Dow Chemical Company (Dec. 2014), *available at* http://www.dowagro.com/na/usa/en/traitstwd/das_tech_use_agreement.pdf.

agronomic testing or generation of comparative data against seed containing Third-Party Trait Technology), or generation of regulatory approval data."

- "Nothing in this Agreement shall be construed as a grant or license from [the Company] to the Grower for the use of any [Company] trademark. Grower is required to enter a separate trademark license from [the Company] to use any [Company] trademark(s), including but not limited to those marks associated with the Enlist trait, seed, technology or products."

In support of these intellectual property provisions, the TUAs also contain provisions authorizing the Company to enter the customer's premises, procedures for termination of the TUA and the customer's obligations upon termination, and technology use fees and other payment terms.

Decisions regarding how the Company oversees and enforces its intellectual property rights under its TUAs are a part of the daily operations of the Company that do not raise significant policy issues, and it is a fundamental responsibility of management to make decisions relating to the administration of the Company's customer relationships. In making these decisions, the Company's management must consider myriad factors, and balancing such interests is a complex task that is "so fundamental to management's ability to run [the C]ompany on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight." *See* 1998 Release. Thus, the Proposal is comparable to those addressed in *Zions Bancorporation* and *Wells Fargo & Co.* where the Staff concurred that proposals addressing how the companies handled contractual disputes with their customers implicated the companies' ordinary business matters. Likewise, the Proposal is comparable to the one considered in *JPMorgan Chase & Co.* (avail. Mar. 7, 2013), where the proposal requested, among other things, monitoring customer compliance with the company's banking policies and U.S. laws, as the Proposal at issue seeks to subject the Company's decisions on how best to maintain customer relationships to stockholder oversight by calling for a report on the Company's monitoring of customers' adherence to existing requirements and obligations. As with these and the other precedents cited above, because the Proposal relates to decisions concerning the Company's customers, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

B. Regardless Of Whether The Proposal Touches Upon A Significant Policy Issue, The Entire Proposal Is Excludable Because It Addresses Ordinary Business Matters.

The well-established precedent set forth above demonstrates that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). Moreover, even if a portion of the Proposal relating to monitoring customers' herbicide usage were viewed as potentially implicating significant policy issues (which we do not believe to be the case), the Proposal is excludable because of its provisions affecting oversight of customers' compliance with other contractual terms in the TUAs that do not implicate significant policy issues. Despite the Proposal's attempt in the Supporting Statement to address a significant policy issue, the Staff has permitted exclusion where a proposal encompasses topics that relate to ordinary business operations, as is the case here.

For example, in *Union Pacific Corp.* (avail. Feb. 25, 2008), the Staff considered a proposal requesting that the board report on the company's efforts to safeguard its operations "from a terrorist attack and/or other homeland security incidents." In that matter, the company argued that the broad concept of "homeland security" addresses a wide range of routine security considerations relating to the Company's ordinary business operations beyond any significant policy issue concerning terrorist attacks, and the Staff concurred with the exclusion of the proposal, noting "that the proposal appears to include matters relating to Union Pacific's ordinary business operations." *See also Mattel, Inc.* (avail. Feb. 10, 2012) (concurring in the exclusion of a proposal that requested the company require its suppliers publish a report detailing their compliance with the International Council of Toy Industries Code of Business Practices, noting that the ICTI encompasses "several topics that relate to . . . ordinary business operations and are not significant policy issues"); *Sempra Energy* (Jan. 12, 2012, *recon. denied* Jan. 23, 2012) (concurring in the exclusion of a proposal that requested the formation of a risk committee to report the company's monitoring of material risk exposures, noting that "although the proposal requests the board to conduct an independent oversight review of . . . management of particular risks, the underlying subject matter of these risks appears to involve ordinary business matters"); *PetSmart, Inc.* (avail. Mar. 24, 2011) (concurring in the exclusion of a proposal that requested that the board require its suppliers to certify they had not violated "the Animal Welfare Act, the Lacey Act, or any state law equivalents," noting that "[a]lthough the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping'").

Here, the Proposal relates to monitoring customers' "herbicide utilization . . . and adherence to 'technology use agreements' (TUAs)." Just as with the proposal in *Union Pacific*, which encompassed "terrorist attack and/or other homeland security incidents," even if the portion of the Proposal relating to monitoring herbicide utilization touches upon a significant policy issue, the Proposal may be excluded because it also encompasses aspects of the Company's customer relations that implicate the Company's ordinary business operations and do not raise significant policy issues. As discussed above, the broad language of the Proposal would require the Company to report on a wide range of ordinary business matters covered under the TUAs, such as compliance with assignment and licensing provisions, provisions authorizing the Company to enter the customer's premises, procedures for termination of the TUAs and the customer's obligations upon termination, technology use fees and other payment terms, and other provisions relating to the protection of the Company's intellectual property in the Company's products, all of which are unrelated to the Proposal's reference to environmental concerns. Thus, like the proposals in *Union Pacific*, *Mattel*, *Sempra Energy*, and *PetSmart*, where companies were permitted to exclude proposals that attempted to address a significant policy issue due to the proposals' broader ordinary business implications, the Proposal here addresses a broad range of ordinary business practices and thus may be excluded under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Amy E. Wilson, the Company's Assistant Secretary and Senior Managing Counsel, at (989) 638-2176.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Amy E. Wilson, The Dow Chemical Company
Pat Zerega, Adrian Dominican Sisters
Rose Marie Stallbaumer, Benedictine Sisters of Pan de Vida Monasterio
Henry Marie Zimmerman, Benedictine Sisters of Virginia
Susan Vickers, Dignity Health
Marcela I. Pinilla, Mercy Investment Services, Inc.
Ethel M. Howley, School Sisters of Notre Dame Cooperative Investment Fund
Barbara Aires, Sisters of Charity of Saint Elizabeth

Gwen Farry, Sisters of Charity of the Blessed Virgin Mary
W. Esther Ng, Congregation of the Sisters of Charity of the Incarnate Word, San Antonio
Patricia A. Daly, Sisters of St. Dominic of Caldwell New Jersey
Mary Ellen Holohan, Sisters of the Holy Names of Jesus & Mary U.S.-Ontario Province
Vicki Cummings, Sisters of the Holy Names of Jesus & Mary U.S.-Ontario Province

EXHIBIT A



SISTERS OF CHARITY OF THE INCARNATE WORD

Called to be God's love in today's world

November 24, 2014

Mr. Charles J. Kalil
EVP, Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Sent by Fax: 989-638-1740

Dear Mr. Kalil:

I am writing you on behalf of the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio to co-file the stockholder resolution on a Report on Grower Compliance. In brief, the proposal states: Resolved, Shareholders request a comprehensive report by a committee of independent directors of the Board on how Dow is monitoring herbicide utilization and grower compliance with best practices and adherence to "technology use agreements" (TUAs) with its seed products. Shareholders request the report, at reasonable expense and omitting proprietary information, be completed within one year of the shareholder meeting.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Portfolio Advisory Board for the Adrian Dominican Sisters. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2015 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 3280 shares or $2000 worth of Dow Chemical stock and intend to hold $2,000 worth through the date of the 2015 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Marcela I. Pinilla of Mercy Investment Services, Inc. who can be reached by phone at 617.301.0029 or by mail:mpinilla@sistersofmercy.org Marcela Pinilla as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

W. Esther Ng

W. Esther Ng
General Treasurer

Enclosure: 2015 Shareholder Resolution

Report on Grower Compliance

RESOLVED:

Shareholders request a comprehensive report by a committee of independent directors of the Board on how Dow is monitoring herbicide utilization and grower compliance with best practices and adherence to "technology use agreements" (TUAs) with its seed products. Shareholders request the report, at reasonable expense and omitting proprietary information, be completed within one year of the shareholder meeting.

SUPPORTING STATEMENT:

Currently investors and stakeholders do not have access to evaluative data of Dow's monitoring of grower compliance orrate of adherence to contract performance.

The de-regulation of Enlist Duo is expected to lead to an exponential use of herbicides. U.S. Department of Agriculture's own analysis finds that approval of 2,4-D-resistant corn and soybeans will lead to an unprecedented 2 to 7-fold increase in agricultural use of the herbicide by 2020.[i] The Environmental Protection Agency(EPA) will be requiring a stewardship plan.[ii]

Dow states "responsible [product] use is an integral part of Integrated Pest Management (IPM)" and stresses a "life-cycle" approach, which involves "the development, production, distribution, use, and end-of-life management of our products. Dow TUA's stipulate insect resistance management compliance processes,[iii]where improper use can affect our company's product performance. For example, research demonstrates IPM and resistance monitoring are essential for assuring long-term effectiveness of Bt corn.[iv]

The evolution of herbicide-resistant weeds, driven in part by improper application and use, poses a significant challenge to current weed management practices. According to Weed Science's International Survey of Herbicide-Resistant Weeds there are currently "436 unique cases…of herbicide resistant weeds globally...Weeds have evolved resistance to 22 of the 25 known herbicide sites of action and to 155 different herbicides."[v]

Beyond weed resistance, the prevalence of glyphosate-tolerant crops has contributed to the high rates of water pollution, according to the U.S. Geological Survey.[vi]The major source of glyphosate in drinking water is runoff from herbicide use, according to the EPA

Concern among agriculture-based companies is increasing as evidenced by actions to manage or reduce herbicide use from General Mills, McDonald's, Sysco, and Unilever.

Dow states its commitment to "being a leader in product stewardship," which it cites is the "responsible and sustainable management of our agricultural chemical and biotechnology products throughout their life cycle." Without disclosure of product management investors cannot assess how Dow is mitigating potentially significant environmental, regulatory, reputational and license to operate risks.

Reporting of Dow's monitoring and management on its product stewardship performance will inspire the confidence of investors and the public.

---

[i]The U.S. Department of Agriculture (USDA). Animal and Plant Health Inspection Service (APHIS), Draft Environmental Impact Statement—2013, http://www.aphis.usda.gov/brs/aphisdocs/24d_deis.pdf
[ii]http://www2.epa.gov/ingredients-used-pesticide-products/registration-enlist-duo
[iii]Dow AgroSciences Technology User Agreement: http://msdssearch.dow.com/PublishedLiteratureDAS/dh_091e/0901b8038091ca46.pdf?filepath=phytogen/pdfs/norcg/010-12440.pdf&fromPage=GetDoc
[iv]Journal of Integrated Pest Management, Volume 4, Number 3, 2013, pp. D1-D6(6), http://www.ingentaconnect.com/content/esa/jipm/2013/00000004/00000003/art00003
[v]Heap, I. The International Survey of Herbicide Resistant Weeds. Online. Internet. Tuesday, November 18, 2014: www.weedscience.com
[vi]Beyond Pesticides,http://www.beyondpesticides.org/dailynewsblog/?p=8239



The Dow Chemical Company
Midland, Michigan 48674
USA

December 5, 2014

VIA OVERNIGHT MAIL
W. Esther Ng
Congregation of the Sisters of Charity of the Incarnate Word
4503 Broadway
San Antonio, TX 78209

Dear Ms. Ng:

I am writing on behalf of The Dow Chemical Company (the "Company"), which on November 24, 2014 received the stockholder proposal you submitted on behalf of the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio (the "Proponent") entitled "Report on Grower Compliance" pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including November 24, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 24, 2014; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the

ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking the Proponent's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 24, 2014.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 24, 2014. You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on these account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 24, 2014, the requisite number of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at The Dow Chemical Company, Office of the Corporate

Secretary, 2030 Dow Center, Midland, MI 48674. Alternatively, you may transmit any response by facsimile to me at (989) 638-1740.

If you have any questions with respect to the foregoing, please contact me at (989) 638-2176. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Amy E. Wilson
Assistant Secretary and
Senior Managing Counsel

cc: Marcela I. Pinilla, Mercy Investment Services, Inc.

Enclosures


MERCY
INVESTMENT
SERVICES, INC

November 21, 2014

Mr. Charles J. Kalil
EVP, Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Kalil,

Mercy Investment Services, Inc. (Mercy) is the investment program of the Sisters of Mercy of the Americas has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long term business success. Mercy Investment Services, Inc., a long term investor, is currently the beneficial owner of shares of The Dow Chemical Company.

Like many other investors and stakeholders, we believe that the disclosure of monitoring and management systems of crop protection products, particularly seeds, traits and herbicide products, helps to assure investors in two ways. First, that Dow AgroSciences is managing its "product stewardship" and secondly by managing potential financial, regulatory and license to operate risks and opportunities. While we have had a robust and constructive dialogue we find the company's current disclosure inadequate.

Mercy Investment Services, Inc. is co-filing the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The primary filer for this resolution is the Portfolio Advisory Board for the Adrian Dominican Sisters and is authorized to withdraw the resolution on our behalf. Mercy Investment Services, Inc. has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. The verification of ownership is being sent to you separately by our custodian, a DTC participant.

Best regards,

Marcela I. Pinilla
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
646.692.3289 | 617.301.0029
mpinilla@sistersofmercy.org
www.mercyinvestmentservices.org

Report on Grower Compliance

RESOLVED:
Shareholders request a comprehensive report by a committee of independent directors of the Board on how Dow is monitoring herbicide utilization and grower compliance with best practices and adherence to "technology use agreements" (TUAs) with its seed products. Shareholders request the report, at reasonable expense and omitting proprietary information, be completed within one year of the shareholder meeting.

SUPPORTING STATEMENT:
Currently investors and stakeholders do not have access to evaluative data of Dow's monitoring of grower compliance or rate of adherence to contract performance.

The de-regulation of Enlist Duo is expected to lead to an exponential use of herbicides. U.S. Department of Agriculture's own analysis finds that approval of 2,4-D-resistant corn and soybeans will lead to an unprecedented 2 to 7-fold increase in agricultural use of the herbicide by 2020. The Environmental Protection Agency (EPA) will be requiring a stewardship plan.

Dow states "responsible [product] use is an integral part of Integrated Pest Management (IPM)" and stresses a "life-cycle" approach, which involves "the development, production, distribution, use, and end-of-life management of our products. Dow TUA's stipulate insect resistance management compliance processes, where improper use can affect our company's product performance. For example, research demonstrates IPM and resistance monitoring are essential for assuring long-term effectiveness of Bt corn.

The evolution of herbicide-resistant weeds, driven in part by improper application and use, poses a significant challenge to current-weed management practices. According to Weed Science's International Survey of Herbicide-Resistant Weeds there are currently "436 unique cases...of herbicide resistant weeds globally... Weeds have evolved resistance to 22 of the 25 known herbicide sites of action and to 155 different herbicides."

Beyond weed resistance, the prevalence of glyphosate-tolerant crops has contributed to the high rates of water pollution, according to the U.S. Geological Survey. The major source of glyphosate in drinking water is runoff from herbicide use, according to the EPA.

Concern among agriculture-based companies is increasing as evidenced by actions to manage or reduce herbicide use from General Mills, McDonald's, Sysco, and Unilever.

Dow states its commitment to "being a leader in product stewardship," which it cites is the "responsible and sustainable management of our agricultural chemical and biotechnology products throughout their life cycle." Without disclosure of product management investors cannot assess how Dow is mitigating potentially significant environmental, regulatory, reputational and license to operate risks.

Reporting of Dow's monitoring and management on its product stewardship performance will inspire the confidence of investors and the public.



BNY MELLON

November 21, 2014

Mr. Charles J. Kalil
EVP, Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Re: Mercy Investment Services Inc.

Dear Mr. Kalil:

This letter will certify that as of November 21, 2014 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 6,247 shares of The Dow Chemical Company.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of The Dow Chemical Company and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

If you have any questions please feel free to give me a call.

Sincerely,

Michael M. Davic
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-4332
Email: mike.davic@bnymellon.com



The Dow Chemical Company
Midland, Michigan 48674
USA

December 5, 2014

VIA OVERNIGHT MAIL
Marcela I. Pinilla
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
2039 North Geyer Road
St. Louis, MO 63131

Dear Ms. Pinilla:

I am writing on behalf of The Dow Chemical Company (the "Company"), which on November 24, 2014 received the stockholder proposal you submitted on behalf of Mercy Investment Services, Inc. (the "Proponent") entitled "Report on Grower Compliance" pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The November 21, 2014 letter from BNY Mellon that you provided is insufficient because it does not state that the shares were held continuously during the requisite one-year period.

To remedy this defect, the Proponent must obtain a new proof of ownership letter verifying its continuous ownership of the requisite number of Company shares for the one-year period preceding and including November 21, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 21, 2014; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or

before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking the Proponent's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 21, 2014.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 21, 2014. You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on these account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 21, 2014, the requisite number of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at The Dow Chemical Company, Office of the Corporate Secretary, 2030 Dow Center, Midland, MI 48674. Alternatively, you may transmit any response by facsimile to me at (989) 638-1740.

If you have any questions with respect to the foregoing, please contact me at (989) 638-2176. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Amy E. Wilson
Assistant Secretary and
Senior Managing Counsel

Enclosures



BNY MELLON

December 11, 2014

Mr. Charles J. Kalil
EVP, Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Re: Mercy Investment Services Inc.

Dear Mr. Kalil:

This letter will certify that as of November 21, 2014 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 6,247 shares of The Dow Chemical Company.

We confirm that Mercy Investment Services Inc., as of November 21, 2014, has beneficial ownership of at least $2,000 in market value of the voting securities of The Dow Chemical Company. Verifying its continuous ownership of the requisite number of company shares for the one year period preceding and including November 21, 2014, in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

If you have any questions please feel free to give me a call.

Sincerely,

Thomas J. McNally
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com



185 Berry Street, Suite 300
San Francisco, CA 94107
direct 415.438.5500
fax 415.438.5724
dignityhealth.org

November 25, 2014

Mr. Charles J. Kalil
EVP, Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Charles J. Kalil:

Dignity Health is a shareholder of The Dow Chemical Company. We integrate environmental, social and governance criteria into our investment decision-making, and regularly engage with companies we hold to encourage the implementation of best practices in these areas.

Dignity Health, in collaboration with the Portfolio Advisory Board for the Adrian Dominican Sisters, hereby submits the enclosed proposal "Grower Compliance" for inclusion in the proxy statement for consideration and action by the 2015 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. The Portfolio Advisory Board for the Adrian Dominican Sisters is authorized to act on our behalf in the event that the proposal is withdrawn.

Dignity Health has held the requisite amount of The Dow Chemical Company stock for more than one year and will continue to hold the requisite number of shares to submit a proposal through the date of The Dow Chemical Company's annual meeting at which the proposal will be considered. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Susan Vickers, RSM

Susan Vickers, RSM
Vice President Community Health

Enclosure

cc: Portfolio Advisory Board for the Adrian Dominican Sisters

Report on Grower Compliance

RESOLVED:
Shareholders request a comprehensive report by a committee of independent directors of the Board on how Dow is monitoring herbicide utilization and grower compliance with best practices and adherence to "technology use agreements" (TUAs) with its seed products. Shareholders request the report, at reasonable expense and omitting proprietary information, be completed within one year of the shareholder meeting.

SUPPORTING STATEMENT:
Currently investors and stakeholders do not have access to evaluative data of Dow's monitoring of grower compliance or rate of adherence to contract performance.

The de-regulation of Enlist Duo is expected to lead to an exponential use of herbicides. U.S. Department of Agriculture's own analysis finds that approval of 2,4-D-resistant corn and soybeans will lead to an unprecedented 2 to 7-fold increase in agricultural use of the herbicide by 2020.[i] The Environmental Protection Agency (EPA) will be requiring a stewardship plan.[ii]

Dow states "responsible [product] use is an integral part of Integrated Pest Management (IPM)" and stresses a "life-cycle" approach, which involves "the development, production, distribution, use, and end-of-life management of our products. Dow TUA's stipulate insect resistance management compliance processes,[iii] where improper use can affect our company's product performance. For example, research demonstrates IPM and resistance monitoring are essential for assuring long-term effectiveness of Bt corn.[iv]

The evolution of herbicide-resistant weeds, driven in part by improper application and use, poses a significant challenge to current-weed management practices. According to Weed Science's International Survey of Herbicide-Resistant Weeds there are currently "436 unique cases...of herbicide resistant weeds globally... Weeds have evolved resistance to 22 of the 25 known herbicide sites of action and to 155 different herbicides."[v]

Beyond weed resistance, the prevalence of glyphosate-tolerant crops has contributed to the high rates of water pollution, according to the U.S. Geological Survey.[vi] The major source of glyphosate in drinking water is runoff from herbicide use, according to the EPA.

Concern among agriculture-based companies is increasing as evidenced by actions to manage or reduce herbicide use from General Mills, McDonald's, Sysco, and Unilever.

Dow states its commitment to "being a leader in product stewardship," which it cites is the "responsible and sustainable management of our agricultural chemical and biotechnology products throughout their life cycle." Without disclosure of product management investors cannot assess how Dow is mitigating potentially significant environmental, regulatory, reputational and license to operate risks.

Reporting of Dow's monitoring and management on its product stewardship performance will inspire the confidence of investors and the public.

---

[i] The U.S. Department of Agriculture (USDA), Animal and Plant Health Inspection Service (APHIS), Draft Environmental Impact Statement—2013, http://www.aphis.usda.gov/brs/aphisdocs/24d_deis.pdf
[ii] http://www2.epa.gov/ingredients-used-pesticide-products/registration-enlist-duo
[iii] Dow AgroSciences Technology User Agreement: http://msdssearch.dow.com/PublishedLiteratureDAS/dh_091e/0901b8038091ea46.pdf?filepath=phytogen/pdfs/noreg/010-12440.pdf&fromPage=GetDoc
[iv] Journal of Integrated Pest Management, Volume 4, Number 3, 2013, pp. D1-D6(6), http://www.ingentaconnect.com/content/esa/ipm/2013/00000004/00000003/art00003
[v] Heap, I. The International Survey of Herbicide Resistant Weeds. Online. Internet. Tuesday, November 18, 2014: www.weedscience.com
[vi] Beyond Pesticides, http://www.beyondpesticides.org/dailynewsblog/?p=8239

 Dignity Health.

185 Berry Street, Suite 300
San Francisco, CA 94107
direct 415.438.5500
fax 415.438.5724
dignityhealth.org

November 25, 2014

Mr. Charles J. Kalil
EVP, Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Charles J. Kalil:

Dignity Health is a shareholder of The Dow Chemical Company. We integrate environmental, social and governance criteria into our investment decision-making, and regularly engage with companies we hold to encourage the implementation of best practices in these areas.

Dignity Health, in collaboration with the Portfolio Advisory Board for the Adrian Dominican Sisters, hereby submits the enclosed proposal "Grower Compliance" for inclusion in the proxy statement for consideration and action by the 2015 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. The Portfolio Advisory Board for the Adrian Dominican Sisters is authorized to act on our behalf in the event that the proposal is withdrawn.

Dignity Health has held the requisite amount of The Dow Chemical Company stock for more than one year and will continue to hold the requisite number of shares to submit a proposal through the date of The Dow Chemical Company's annual meeting at which the proposal will be considered. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Susan Vickers, RSM

Susan Vickers, RSM
Vice President Community Health

Enclosure

cc: Portfolio Advisory Board for the Adrian Dominican Sisters

Report on Grower Compliance

RESOLVED:
Shareholders request a comprehensive report by a committee of independent directors of the Board on how Dow is monitoring herbicide utilization and grower compliance with best practices and adherence to "technology use agreements" (TUAs) with its seed products. Shareholders request the report, at reasonable expense and omitting proprietary information, be completed within one year of the shareholder meeting.

SUPPORTING STATEMENT:
Currently investors and stakeholders do not have access to evaluative data of Dow's monitoring of grower compliance or rate of adherence to contract performance.

The de-regulation of Enlist Duo is expected to lead to an exponential use of herbicides. U.S. Department of Agriculture's own analysis finds that approval of 2,4-D-resistant corn and soybeans will lead to an unprecedented 2 to 7-fold increase in agricultural use of the herbicide by 2020.[i] The Environmental Protection Agency (EPA) will be requiring a stewardship plan.[ii]

Dow states "responsible [product] use is an integral part of Integrated Pest Management (IPM)" and stresses a "life-cycle" approach, which involves "the development, production, distribution, use, and end-of-life management of our products. Dow TUA's stipulate insect resistance management compliance processes,[iii] where improper use can affect our company's product performance. For example, research demonstrates IPM and resistance monitoring are essential for assuring long-term effectiveness of Bt corn.[iv]

The evolution of herbicide-resistant weeds, driven in part by improper application and use, poses a significant challenge to current-weed management practices. According to Weed Science's International Survey of Herbicide-Resistant Weeds there are currently "436 unique cases...of herbicide resistant weeds globally... Weeds have evolved resistance to 22 of the 25 known herbicide sites of action and to 155 different herbicides."[v]

Beyond weed resistance, the prevalence of glyphosate-tolerant crops has contributed to the high rates of water pollution, according to the U.S. Geological Survey.[vi] The major source of glyphosate in drinking water is runoff from herbicide use, according to the EPA.

Concern among agriculture-based companies is increasing as evidenced by actions to manage or reduce herbicide use from General Mills, McDonald's, Sysco, and Unilever.

Dow states its commitment to "being a leader in product stewardship," which it cites is the "responsible and sustainable management of our agricultural chemical and biotechnology products throughout their life cycle." Without disclosure of product management investors cannot assess how Dow is mitigating potentially significant environmental, regulatory, reputational and license to operate risks.

Reporting of Dow's monitoring and management on its product stewardship performance will inspire the confidence of investors and the public.

---

[i] The U.S. Department of Agriculture (USDA), Animal and Plant Health Inspection Service (APHIS), Draft Environmental Impact Statement—2013, http://www.aphis.usda.gov/brs/aphisdocs/24d_deis.pdf

[ii] http://www2.epa.gov/ingredients-used-pesticide-products/registration-enlist-duo

[iii] Dow AgroSciences Technology User Agreement: http://msdssearch.dow.com/PublishedLiteratureDAS/dh_091e/0901b8038091ea46.pdf?filepath=phytogen/pdfs/noreg/010-12440.pdf&fromPage=GetDoc

[iv] Journal of Integrated Pest Management, Volume 4, Number 3, 2013, pp. D1-D6(6), http://www.ingentaconnect.com/content/esa/jipm/2013/00000004/00000003/art00003

[v] Heap, I. The International Survey of Herbicide Resistant Weeds. Online. Internet. Tuesday, November 18, 2014: www.weedscience.com

[vi] Beyond Pesticides, http://www.beyondpesticides.org/dailynewsblog/?p=8239



The Dow Chemical Company
Midland, Michigan 48674
USA

December 5, 2014

VIA OVERNIGHT MAIL
Susan Vickers, RSM
Vice President Community Health
Dignity Health
185 Berry Street, Suite 300
San Francisco, CA 94107

Dear Ms. Vickers:

I am writing on behalf of The Dow Chemical Company (the "Company"), which on November 25, 2014 received the stockholder proposal you submitted on behalf of Dignity Health (the "Proponent") entitled "Report on Grower Compliance" pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including November 25, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 25, 2014; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the

ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking the Proponent's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 25, 2014.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 25, 2014. You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on these account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 25, 2014, the requisite number of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at The Dow Chemical Company, Office of the Corporate

Secretary, 2030 Dow Center, Midland, MI 48674. Alternatively, you may transmit any response by facsimile to me at (989) 638-1740.

If you have any questions with respect to the foregoing, please contact me at (989) 638-2176. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Amy E. Wilson
Assistant Secretary and
Senior Managing Counsel

Enclosures

STATE STREET
GLOBAL SERVICES.

State Street Global Services

Erin Rodriguez
Vice President
P.O. Box 5466
Boston, MA 02206

Telephone 916-319-6142
Facsimile 617-786-2235

eprodriguez@statestreet.com

November 28, 2014

Sr. Susan Vickers
VP Community Health
Dignity Health
185 Berry Street, Suite 300
San Francisco, CA 94107
Fax #415-591-2404

Re: Stock Verification Letter

Dear Susan:

Please accept this letter as confirmation that Dignity Health has owned at least 200 shares or $2,000.00 of the following security from November 24, 2013 – November 24, 2014. The November 24, 2014 share position is listed below:

Security	CUSIP	Shares
Dow Chemical Co/The	260543103	33,865

Please let me know if you have any questions.

Regards,





ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3400 Phone
517-266-3524 Fax

Portfolio Advisory Board

November 21, 2014

Mr. Charles J. Kalil
EVP, Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674
989-636-1792 (telephone), 989-638-1740 (fax)

Dear Mr. Kalil,

The Portfolio Advisory Board for the Adrian Dominican Sisters has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long term business success. The Adrian Dominican Sisters, long term investors, are currently the beneficial owners of shares of The Dow Chemical Company.

Like many other investors and stakeholders, we believe that the disclosure of monitoring and management systems of crop protection products, particularly seeds, traits and herbicide products, helps to assure investors that Dow AgroSciences is managing its "product stewardship" as well as the potential financial, regulatory and license-to-operate risks and opportunities. While we have had a robust and constructive dialogue we find the company's current disclosure inadequate.

The Adrian Dominican Sisters are filing the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We have been a shareholder continuously for more than one year holding at least $2,000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. The verification of ownership by our custodian, a DTC participant, is enclosed.

We look forward to continued conversations with the company. Marcela Pinilla, Director of Shareholder Advocacy at Mercy Investment Services, Inc. will be our primary contact. Please direct future correspondence to her via telephone at 617.301.0029 or email at mpinilla@sistersofmercy.org. Her mailing address is 2039 North Geyer Road, St. Louis, Missouri 63131.

Best regards,

Pat Zerega

Pat Zerega
Representative of the Adrian Dominican Sister's
Portfolio Advisory Board
412.414.3587
pzerega@sistersofmercy.org
www.pab.adriandominicans.org

Report on Grower Compliance

RESOLVED:
Shareholders request a comprehensive report by a committee of independent directors of the Board on how Dow is monitoring herbicide utilization and grower compliance with best practices and adherence to "technology use agreements" (TUAs) with its seed products. Shareholders request the report, at reasonable expense and omitting proprietary information, be completed within one year of the shareholder meeting.

SUPPORTING STATEMENT:
Currently investors and stakeholders do not have access to evaluative data of Dow's monitoring of grower compliance or rate of adherence to contract performance.

The de-regulation of Enlist Duo is expected to lead to an exponential use of herbicides. U.S. Department of Agriculture's own analysis finds that approval of 2,4-D-resistant corn and soybeans will lead to an unprecedented 2 to 7-fold increase in agricultural use of the herbicide by 2020. The Environmental Protection Agency (EPA) will be requiring a stewardship plan.

Dow states "responsible [product] use is an integral part of Integrated Pest Management (IPM)" and stresses a "life-cycle" approach, which involves "the development, production, distribution, use, and end-of-life management of our products. Dow TUA's stipulate insect resistance management compliance processes, where improper use can affect our company's product performance. For example, research demonstrates IPM and resistance monitoring are essential for assuring long-term effectiveness of Bt corn.

The evolution of herbicide-resistant weeds, driven in part by improper application and use, poses a significant challenge to current-weed management practices. According to Weed Science's International Survey of Herbicide-Resistant Weeds there are currently "436 unique cases...of herbicide resistant weeds globally... Weeds have evolved resistance to 22 of the 25 known herbicide sites of action and to 155 different herbicides."

Beyond weed resistance, the prevalence of glyphosate-tolerant crops has contributed to the high rates of water pollution, according to the U.S. Geological Survey. The major source of glyphosate in drinking water is runoff from herbicide use, according to the EPA.

Concern among agriculture-based companies is increasing as evidenced by actions to manage or reduce herbicide use from General Mills, McDonald's, Sysco, and Unilever.

Dow states its commitment to "being a leader in product stewardship," which it cites is the "responsible and sustainable management of our agricultural chemical and biotechnology products throughout their life cycle." Without disclosure of product management investors cannot assess how Dow is mitigating potentially significant environmental, regulatory, reputational and license to operate risks.

Reporting of Dow's monitoring and management on its product stewardship performance will inspire the confidence of investors and the public.


Comerica
comerica.com

INSTITUTIONAL SERVICES GROUP
MC 3462, PO BOX 75000, DETROIT, MI 48275
411 WEST LAFAYETTE BOULEVARD, DETROIT, MI 48226

November 24th, 2014

Mr. Charles J. Kalil
EVP, Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

RE: ADRIAN DOMINICAN SISTERS ACCOUNT AT COMERICA

Dear Mr. Charles J. Kalil:

In regard to the request for verification of holdings, the above referenced account currently holds 52 shares of Dow Chemical Co common stock. The attached tax lot detail indicates the date the stock was acquired. Also please note that Comerica Inc. is a DTC participant.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Dunja Medar

Dunja Medar
Trust Analyst
(313) 222 – 5757
dmedar@comerica.com

Page 36 redacted for the following reason:

- -

*** FISMA & OMB Memorandum M-07-16 ***



The Dow Chemical Company
Midland, Michigan 48674
USA

December 9, 2014

VIA OVERNIGHT MAIL
Pat Zerega
Representative of the Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, MI 49221

Dear Ms. Zerega:

I am writing on behalf of The Dow Chemical Company (the "Company"), which on November 26, 2014 received the stockholder proposal you submitted on behalf of the Adrian Dominican Sisters (the "Proponent") entitled "Report on Grower Compliance" pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The November 24, 2014 letter from Comerica that you provided is insufficient because it states the number of shares the Proponent held as of November 24, 2014 but does not cover the full one-year period preceding and including November 24, 2014, the date the Proposal was submitted to the Company.

To remedy this defect, the Proponent must obtain a new proof of ownership letter verifying its continuous ownership of the requisite number of Company shares for the one-year period preceding and including November 24, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 24, 2014; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking the Proponent's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 24, 2014.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 24, 2014. You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on these account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 24, 2014, the requisite number of Company shares were continuously held: (i) one from the Proponent's

broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at The Dow Chemical Company, Office of the Corporate Secretary, 2030 Dow Center, Midland, MI 48674. Alternatively, you may transmit any response by facsimile to me at (989) 638-1740.

If you have any questions with respect to the foregoing, please contact me at (989) 638-2176. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Amy E. Wilson
Assistant Secretary and
Senior Managing Counsel

cc: Marcela Pinilla, Mercy Investment Services, Inc.

Enclosures

From: Katherine Etheridge [mailto:ketheridge@mercyinvestments.org]
Sent: Friday, December 12, 2014 1:33 PM
To: Wilson, Amy (AE)
Subject: FW: ADRIAN DOMINICAN SISTERS - DOW CHEM LETTER

Hi Amy,

Attached you'll find the additional information you requested from the Comerica, the custodian for the Adrian Dominican Sister's Portfolio Advisory Board for their shareholder resolution. Please let me know if this satisfies Dow's request, if you need additional information, or if you would like me to try to fax it again.

Thanks so much,

Katherine Etheridge
Representative for the Adrian Dominican Sister's Portfolio Advisory Board
Project Manager- Social Responsibility
Mercy Investment Services
2039 North Geyer Road
St. Louis, MO 63131
P: 314.909.4650
F: 314.909.4694
Email: ketheridge@mercyinvestments.org
www.mercyinvestmentservices.org


Comerica
comerica.com

INSTITUTIONAL SERVICES GROUP
MC 3462, PO BOX 75000, DETROIT, MI 48275
411 WEST LAFAYETTE BOULEVARD, DETROIT, MI 48226

December 11, 2014

Mr. Charles J. Kalil
EVP, Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Re: Adrian Dominican Sisters

Dear Mr. Kalil:

This letter will certify that as of November 21, 2014 Comerica held for the beneficial interest of Adrian Dominican Sisters 52 shares of The Dow Chemical Company.

We confirm that Adrian Dominican Sisters, as of November 21, 2014, has beneficial ownership of at least $2,000 in market value of the voting securities of The Dow Chemical Company. Verifying its continuous ownership of the requisite number of company shares for the one year period preceding and including November 21, 2014, in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The client has indicated their intent to hold at least $2,000 in market value through the next annual meeting.

If you have any questions please feel free to give me a call.

Sincerely,

Dunja Medar
Trust Analyst
Comerica

Phone: (313) 222-5757
Email: dmedar@comerica.com

School Sisters of Notre Dame Cooperative Investment Fund
345 Belden Hill Road
Wilton, CT 06897
203-762-3318

November 24, 2014

Mr. Charles J. Kalil
EVP, Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Kalil,

The *School Sisters of Notre Dame Cooperative Investment Fund* has been a shareholder with Dow Chemical for many years. As faith-based investors, we seek social and environmental benefits as well as financial return on our investments. We thank you for the opportunity to dialogue on our issues and concerns. We believe that dialogues enable the company and shareholders to make progress in many ways.

The *School Sisters of Notre Dame Cooperative Investment Fund* is the beneficial owner of 100 shares of Dow Chemical stock and we have held a requisite number of shares for over one year. As verification that we are beneficial owners of stock in Dow Chemical, I enclose a letter from State Street, our portfolio custodian/record holder attesting to that fact. It is our intention to keep these shares in our portfolio beyond the date of the annual meeting.

Like many other investors and stakeholders, we believe a disclosure of a monitoring and management system of Dow Agro Sciences' crop protection products, particularly its seeds, traits, and herbicide products, helps to assure investors that Dow AgroSciences is managing its "product stewardship" and also managing the license to operate risks and opportunities. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long term business success. While we have had a robust and constructive dialogue we find the company's current disclosure inadequate.

The *School Sisters of Notre Dame Cooperative Investment Fund* is co-filing the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The primary filer for this resolution is the Portfolio Advisory Board for the Adrian Dominican Sisters and is authorized to withdraw the resolution on our behalf. A representative of the filers will attend the shareholder meeting to move this proposal.

Sincerely,

Ethel M. Howley, SSND

Ethel M. Howley, SSND
Social Responsibility Resource Person
ehowley@amssnd.org

Report on Grower Compliance

RESOLVED:
Shareholders request a comprehensive report by a committee of independent directors of the Board on how Dow is monitoring herbicide utilization and grower compliance with best practices and adherence to "technology use agreements" (TUAs) with its seed products. Shareholders request the report, at reasonable expense and omitting proprietary information, be completed within one year of the shareholder meeting.

SUPPORTING STATEMENT:
Currently investors and stakeholders do not have access to evaluative data of Dow's monitoring of grower compliance or rate of adherence to contract performance.

The de-regulation of Enlist Duo is expected to lead to an exponential use of herbicides. U.S. Department of Agriculture's own analysis finds that approval of 2,4-D-resistant corn and soybeans will lead to an unprecedented 2 to 7-fold increase in agricultural use of the herbicide by 2020.[i] The Environmental Protection Agency (EPA) will be requiring a stewardship plan.[ii]

Dow states "responsible [product] use is an integral part of Integrated Pest Management (IPM)" and stresses a "life-cycle" approach, which involves "the development, production, distribution, use, and end-of-life management of our products. Dow TUA's stipulate insect resistance management compliance processes,[iii] where improper use can affect our company's product performance. For example, research demonstrates IPM and resistance monitoring are essential for assuring long-term effectiveness of Bt corn.[iv]

The evolution of herbicide-resistant weeds, driven in part by improper application and use, poses a significant challenge to current-weed management practices. According to Weed Science's International Survey of Herbicide-Resistant Weeds there are currently "436 unique cases...of herbicide resistant weeds globally... Weeds have evolved resistance to 22 of the 25 known herbicide sites of action and to 155 different herbicides."[v]

Beyond weed resistance, the prevalence of glyphosate-tolerant crops has contributed to the high rates of water pollution, according to the U.S. Geological Survey.[vi] The major source of glyphosate in drinking water is runoff from herbicide use, according to the EPA.

Concern among agriculture-based companies is increasing as evidenced by actions to manage or reduce herbicide use from General Mills, McDonald's, Sysco, and Unilever.

Dow states its commitment to "being a leader in product stewardship," which it cites is the "responsible and sustainable management of our agricultural chemical and biotechnology products throughout their life cycle." Without disclosure of product management investors cannot assess how Dow is mitigating potentially significant environmental, regulatory, reputational and license to operate risks.

Reporting of Dow's monitoring and management on its product stewardship performance will inspire the confidence of investors and the public.

---

[i] The U.S. Department of Agriculture (USDA), Animal and Plant Health Inspection Service (APHIS), Draft Environmental Impact Statement—2013, http://www.aphis.usda.gov/brs/aphisdocs/24d_deis.pdf

[ii] http://www2.epa.gov/ingredients-used-pesticide-products/registration-enlist-duo

[iii] Dow AgroSciences Technology User Agreement: http://msdssearch.dow.com/PublishedLiteratureDAS/dh_091e/0901b8038091ea46.pdf?filepath=phytogen/pdfs/noreg/010-12440.pdf&fromPage=GetDoc

[iv] Journal of Integrated Pest Management, Volume 4, Number 3, 2013, pp. D1-D6(6), http://www.ingentaconnect.com/content/esa/jipm/2013/00000004/00000003/art00003

[v] Heap, I. The International Survey of Herbicide Resistant Weeds. Online. Internet. Tuesday, November 18, 2014: www.weedscience.com

[vi] Beyond Pesticides, http://www.beyondpesticides.org/dailynewsblog/?p=8239


STATE STREET

For Everything You Invest In℠

Specialized Trust Services
801 Pennsylvania Ave.
Kansas City, MO 64105

November 24, 2014

Sister Ethel Howley
School Sisters of Notre Dame Cooperative Investment Fund
345 Belden Hill Road
Wilton, CT 06897-3898

Re: School Sisters of Notre Dame Cooperative Investment Fund Directed Investment – 11CJ

Dear Sister Ethel:

This is to confirm that the following security is held in the above referenced account:

Security	Shares	Acquisition Date
Dow Chemical Company	100	6/20/2003

To the best of my knowledge, the Sisters intend to hold this security in this account at least through the date of the next annual meeting.

If you have any questions or need additional information, please call Katerina X. Zintsova at (816) 871- 3757.

Sincerely,

Kevin M. Day
Assistant Vice President
Specialized Trust Services



The Dow Chemical Company
Midland, Michigan 48674
USA

December 9, 2014

VIA OVERNIGHT MAIL
Ethel M. Howley, SSND
Social Responsibility Resource Person
School Sisters of Notre Dame Cooperative Investment Fund
345 Belden Hill Road
Wilton, CT 06897

Dear Ms. Howley:

I am writing on behalf of The Dow Chemical Company (the "Company"), which on November 26, 2014 received the stockholder proposal you submitted on behalf of the School Sisters of Notre Dame Cooperative Investment Fund (the "Proponent") entitled "Report on Grower Compliance" pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The November 24, 2014 letter from State Street that you provided is insufficient because it states the number of shares the Proponent held as of November 24, 2014 but does not cover the full one-year period preceding and including November 24, 2014, the date the Proposal was submitted to the Company.

To remedy this defect, the Proponent must obtain a new proof of ownership letter verifying its continuous ownership of the requisite number of Company shares for the one-year period preceding and including November 24, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 24, 2014; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking the Proponent's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 24, 2014.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 24, 2014. You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on these account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 24, 2014, the requisite number of Company shares were continuously held: (i) one from the Proponent's

broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at The Dow Chemical Company, Office of the Corporate Secretary, 2030 Dow Center, Midland, MI 48674. Alternatively, you may transmit any response by facsimile to me at (989) 638-1740.

If you have any questions with respect to the foregoing, please contact me at (989) 638-2176. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Amy E. Wilson
Assistant Secretary and
Senior Managing Counsel

Enclosures


STATE STREET

For Everything You Invest In™

December 12, 2014

Sister Ethel Howley
School Sisters of Notre Dame Cooperative Investment Fund
345 Belden Hill Road
Wilton, CT 06897-3898

Re: School Sisters of Notre Dame Cooperative Investment Fund Directed Investment – 11CJ

Dear Sister Ethel:

This letter is to confirm that the following shares have been held in our custody from June 20 2003 through December 12, 2014 in the above specified account on behalf of School Sisters of Notre Dame:

Security	Shares	Acquisition Date
Dow Chemical Company	100	6/20/2003

To the best of my knowledge, the Sisters intend to hold this security in this account at least through the date of the next annual meeting.

If you have any questions or need additional information, please call me at (816) 871-7207.

Sincerely,

Katerina Zintsova
Assistant Vice President
Specialized Trust Services


THE SISTERS OF CHARITY
OF SAINT ELIZABETH

November 21, 2014

Mr. Charles J. Kalil
EVP, Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Kalil,

The Sisters of Charity of Saint Elizabeth continue to be concerned about genetically engineered seed and its potential impact on agrarian communities, the unknown environmental effect of herbicide resistant seeds on ecosystems and maintenance of seed integrity. Therefore, the Sisters of Charity of Saint Elizabeth request the Board of Directors to report to shareholders on the company's internal controls related to potential adverse impacts as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are beneficial owners of **at least** 200 shares of stock. Enclosed is proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to co-sponsor this resolution with the Adrian Dominican Sisters for consideration by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders please include it in the corporation's proxy material attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

Enc


SISTERS OF CHARITY OF SAINT ELIZABETH
NEW JERSEY

973.290.5402
973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

BAIRES@SCNJ.ORG

Report on Grower Compliance

RESOLVED:
Shareholders request a comprehensive report by a committee of independent directors of the Board on how Dow is monitoring herbicide utilization and grower compliance with best practices and adherence to "technology use agreements" (TUAs) with its seed products. Shareholders request the report, at reasonable expense and omitting proprietary information, be completed within one year of the shareholder meeting.

SUPPORTING STATEMENT:
Currently investors and stakeholders do not have access to evaluative data of Dow's monitoring of grower compliance or rate of adherence to contract performance.

The de-regulation of Enlist Duo is expected to lead to an exponential use of herbicides. U.S. Department of Agriculture's own analysis finds that approval of 2,4-D-resistant corn and soybeans will lead to an unprecedented 2 to 7-fold increase in agricultural use of the herbicide by 2020.[i] The Environmental Protection Agency (EPA) will be requiring a stewardship plan.[ii]

Dow states "responsible [product] use is an integral part of Integrated Pest Management (IPM)" and stresses a "life-cycle" approach, which involves "the development, production, distribution, use, and end-of-life management of our products. Dow TUA's stipulate insect resistance management compliance processes,[iii] where improper use can affect our company's product performance. For example, research demonstrates IPM and resistance monitoring are essential for assuring long-term effectiveness of Bt corn.[iv]

The evolution of herbicide-resistant weeds, driven in part by improper application and use, poses a significant challenge to current weed management practices. According to Weed Science's International Survey of Herbicide-Resistant Weeds there are currently "436 unique cases...of herbicide resistant weeds globally... Weeds have evolved resistance to 22 of the 25 known herbicide sites of action and to 155 different herbicides."[v]

Beyond weed resistance, the prevalence of glyphosate-tolerant crops has contributed to the high rates of water pollution, according to the U.S. Geological Survey.[vi] The major source of glyphosate in drinking water is runoff from herbicide use, according to the EPA.

Concern among agriculture-based companies is increasing as evidenced by actions to manage or reduce herbicide use from General Mills, McDonald's, Sysco, and Unilever.

Dow states its commitment to "being a leader in product stewardship," which it cites is the "responsible and sustainable management of our agricultural chemical and biotechnology products throughout their life cycle." Without disclosure of product management investors cannot assess how Dow is mitigating potentially significant environmental, regulatory, reputational and license to operate risks.

Reporting of Dow's monitoring and management on its product stewardship performance will inspire the confidence of investors and the public.

---

[i] The U.S. Department of Agriculture (USDA), Animal and Plant Health Inspection Service (APHIS), Draft Environmental Impact Statement—2013, http://www.aphis.usda.gov/brs/aphisdocs/24d_deis.pdf
[ii] http://www2.epa.gov/ingredients-used-pesticide-products/registration-enlist-duo
[iii] Dow AgroSciences Technology User Agreement: http://msdssearch.dow.com/PublishedLiteratureDAS/dh_091e/0901b8038091ea46.pdf?filepath=phytogen/pdfs/noreg/010-12440.pdf&fromPage=GetDoc
[iv] Journal of Integrated Pest Management, Volume 4, Number 3, 2013, pp. D1-D6(6), http://www.ingentaconnect.com/content/esa/jipm/2013/00000004/00000003/art00003
[v] Heap, I. The International Survey of Herbicide Resistant Weeds. Online. Internet. Tuesday, November 18, 2014: www.weedscience.com
[vi] Beyond Pesticides, http://www.beyondpesticides.org/dailynewsblog/?p=8239



STATE STREET.

21 November 2014
Mr .Charles J. Kalil
EVP ,Corporate Secretary
The Dow Chemical Company
2030 Dow Center Midland, MI 48674

RE: The Sisters of Charity of Saint Elizabeth, State Street a/c*** FISMA & OMB Memorandum M-07-16 ***

Letter of Verification of Ownership

Dear Mr .Charles J. Kalil

This letter alone shall serve as proof of beneficial ownership of 200.00 shares of Dow Chemical common stock for the Sisters of Charity of Saint Elizabeth.

Please be advised that as of 11/21/2014, the Sisters of Charity of Saint Elizabeth:

- have continuously held the requisite number of shares of common stock for at least one year, and
- intend to continue holding the requisite number of shares of common stock through the date of the next Annual Meeting of Shareholders

Sincerely,

Jene Quinn
Client Service Manager

CC: via mail to Sister Barbara Aires, Sisters of Charity of Saint Elizabeth
P.O. Box 576, Convent Station, NJ 07961-0476
Via email to Yvette Andrews, Ashfield Capital Partners, LLC at yandrews@ashfield.com



The Dow Chemical Company
Midland, Michigan 48674
USA

December 9, 2014

VIA OVERNIGHT MAIL
Sister Barbara Aires, SC
Coordinator of Corporate Responsibility
Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961

Dear Ms. Aires:

I am writing on behalf of The Dow Chemical Company (the "Company"), which on November 26, 2014 received the stockholder proposal you submitted on behalf of the Sisters of Charity of Saint Elizabeth (the "Proponent") entitled "Report on Grower Compliance" pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The November 21, 2014 letter from State Street that you provided is insufficient because it states the number of shares the Proponent held as of November 21, 2014 but does not state the number of shares the Proponent held for the one-year period preceding and including November 21, 2014 (the date the Proposal was submitted to the Company) or whether such number of shares exceeded $2,000 in market value of the Company's shares during that one-year period.

To remedy this defect, the Proponent must obtain a new proof of ownership letter verifying its continuous ownership of the required number of Company shares for the one-year period preceding and including November 21, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the

required number of Company shares for the one-year period preceding and including November 21, 2014; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the required number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the required number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking the Proponent's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that the Proponent continuously held the required number of Company shares for the one-year period preceding and including November 21, 2014.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the required number of Company shares for the one-year period preceding and including November 21, 2014. You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on these account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-

year period preceding and including November 21, 2014, the required number of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, as discussed above, under Rule 14a-8(b) of the Exchange Act, a stockholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year as of the date the Proposal was submitted to the Company, and must provide to the Company a written statement of the stockholder's intent to continue ownership of the required number of shares through the date of the Company's annual meeting. We believe that your written statement in your November 21, 2014 correspondence that the Proponent "will retain shares through the annual meeting" is not adequate to confirm that the Proponent intends to hold the required number of the Company's shares through the date of the 2015 Annual Meeting of Stockholders. To remedy this defect, the Proponent must submit a written statement that the Proponent intends to continue holding the required number of Company shares through the date of the Company's 2015 Annual Meeting of Stockholders.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at The Dow Chemical Company, Office of the Corporate Secretary, 2030 Dow Center, Midland, MI 48674. Alternatively, you may transmit any response by facsimile to me at (989) 638-1740.

If you have any questions with respect to the foregoing, please contact me at (989) 638-2176. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Amy E. Wilson
Assistant Secretary and
Senior Managing Counsel

Enclosures

From: "Kuster, John William" <JWKuster@StateStreet.com>
Date:12/10/2014 4:46 PM (GMT-05:00)
To: B Aires <baires@scnj.org>, "Wilson, Amy (AE)" <AEWilson@dow.com>
Cc: 'Yvette Andrews' <yandrews@ashfield.com>, "Brown, Cory" <CBrown4@StateStreet.com>
Subject: RE: Letter of Verification of Ownership-Urgent request

Hello,

Please see attached.

Thank you,

John W. Kuster, Client Services, Associate 2
State Street Global Services | Wealth Management Services
801 Pennsylvania, Kansas City, MO, 64105
P: (816) 871-3890 | E: JWKuster@StateStreet.com

Information Classification: Limited Access

From: B Aires [mailto:baires@scnj.org]
Sent: Wednesday, December 10, 2014 2:54 PM
To: Kuster, John William; Brown, Cory
Cc: 'Yvette Andrews'
Subject: FW: Letter of Verification of Ownership-Urgent request

John,

Dow has challenged the way in which our proof of ownership is worded…(

Please re-do and note wording that must be added .Send ASAP to Amy E. Wilson <
aewilson@dow.com> ;

The Sisters of Charity of Saint Elizabeth have held 200 shares ,etc ….." for the one-year period **preceding** and **including November 21, 2014"**

Please send me a corrected copy…Thank you.

Barbara Aires
Sisters of Charity of Saint Elizabeth
PO Box 476
Convent Station, NJ 07961-0476

Tel: 973-290-5402
Fax:973-290-5441
e-mail:baires@scnj.org



STATE STREET.

21 November 2014
Mr .Charles J. Kalil
EVP ,Corporate Secretary
The Dow Chemical Company
2030 Dow Center Midland, MI 48674

RE: The Sisters of Charity of Saint Elizabeth, State Street a/cSMA & OMB Memorandum M-07-16 ***

Letter of Verification of Ownership

Dear Mr .Charles J. Kalil

This letter alone shall serve as proof of beneficial ownership of 200.00 shares of Dow Chemical common stock for the Sisters of Charity of Saint Elizabeth.

Please be advised that for the one-year period preceding and including November 21, 2014, the Sisters of Charity of Saint Elizabeth:

- have continuously held the requisite number of shares of common stock for at least one year, and
- intend to continue holding the requisite number of shares of common stock through the date of the next Annual Meeting of Shareholders

Sincerely,

Jene Quinn
Client Service Manager

CC: via mail to Sister Barbara Aires, Sisters of Charity of Saint Elizabeth
P.O. Box 576, Convent Station, NJ 07961-0476
Via email to Yvette Andrews, Ashfield Capital Partners, LLC at yandrews@ashfield.com


Sisters of Charity
of the Blessed Virgin Mary
Freed by Love, Acting for Justice

205 W Monroe, Suite 5
Chicago, Illinois
60606

phone 312-641-5151
fax 312-641-1250

www.bvmcong.org

November 24, 2014

Mr. Charles J. Kalhil
EVP, Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Kahil,

The Sisters of Charity of the Blessed Virgin Mary, BVM are owners of Dow stock worth more than $2000.00 for more than one year and intend to retain shares worth over $2000.00 through the date of the 2015 annual meeting. Verification of ownership will follow.

As shareholders, we and other investors are concerned about Dow AgroSciences management of its "product stewardship" and potential financial, regulatory and license to operate risks and opportunities. We have appreciated the opportunities to participate in several dialogues with Dow representatives and ICCR members over the past several years and look forward to future engagements. However, at this time we are urging more adequate disclosure by the Company.

I am authorized to notify you of our intention to co-file the enclosed shareholder proposal for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The primary filer for this resolution is the Portfolio Advisory Board for the Adrian Dominican Sisters and is authorized to withdraw the resolution on our behalf.

Sincerely,
Sister Gwen Farry, BVM
Sister Gwen Farry, BVM

205 W Monroe, Suite 500
Chicago, IL 60606

*** FISMA & OMB Memorandum M-07-16 ***

Report on Grower Compliance

RESOLVED:
Shareholders request a comprehensive report by a committee of independent directors of the Board on how Dow is monitoring herbicide utilization and grower compliance with best practices and adherence to "technology use agreements" (TUAs) with its seed products. Shareholders request the report, at reasonable expense and omitting proprietary information, be completed within one year of the shareholder meeting.

SUPPORTING STATEMENT:
Currently investors and stakeholders do not have access to evaluative data of Dow's monitoring of grower compliance or rate of adherence to contract performance.

The de-regulation of Enlist Duo indicates an exponential use of herbicides. U.S. Department of Agriculture's own analysis finds that approval of 2,4-D-resistant corn and soybeans will lead to an unprecedented 2 to 7-fold increase in agricultural use of the herbicide by 2020.[i] The Environmental Protection Agency (EPA) will be requiring a stewardship plan.[ii]

Dow states "responsible use is an integral part of Integrated Pest Management (IPM)" and stresses a "life-cycle" approach. Dow TUA's stipulate insect resistance management compliance processes,[iii] where improper use can affect our company's product performance. For example, research demonstrates IPM and resistance monitoring are essential for assuring long-term effectiveness of Bt corn.[iv]

The evolution of herbicide-resistant weeds, driven in part by improper application and use, poses a significant challenge to current-weed management practices. According to Weed Science's International Survey of Herbicide-Resistant Weeds there are currently "436 unique cases...of herbicide resistant weeds globally... Weeds have evolved resistance to 22 of the 25 known herbicide sites of action and to 155 different herbicides."[v]

Beyond weed resistance, the prevalence of glyphosate-tolerant crops has contributed to the high rates water pollution, according to the U.S. Geological Survey.[vi] The major source of glyphosate in drinking water is runoff from herbicide use, according to the EPA.

Concern among agriculture-based companies is increasing as evidenced by actions to manage or reduce herbicide use from General Mills, McDonald's, Sysco, and Unilever.

Dow states its commitment to "being a leader in product stewardship," which it cites is the "responsible and sustainable management of our agricultural chemical and biotechnology products throughout their life cycle. The life cycle involves the development, production, distribution, use, and end-of-life management of our products." Without disclosure of product management investors cannot assess how Dow is mitigating potentially significant environmental, regulatory, reputational and license to operate risks.

Reporting of Dow's monitoring and management on its product stewardship performance will inspire the confidence of investors and the public.

---

[i] The U.S. Department of Agriculture (USDA), Animal and Plant Health Inspection Service (APHIS), Draft Environmental Impact Statement—2013, http://www.aphis.usda.gov/brs/aphisdocs/24d_deis.pdf
[ii] http://www2.epa.gov/ingredients-used-pesticide-products/registration-enlist-duo
[iii] Dow AgroSciences Technology User Agreement: http://msdssearch.dow.com/PublishedLiteratureDAS/dh_091e/0901b8038091ea46.pdf?filepath=phytogen/pdfs/noreg/010-12440.pdf&fromPage=GetDoc
[iv] Journal of Integrated Pest Management, Volume 4, Number 3, 2013, pp. D1-D6(6), http://www.ingentaconnect.com/content/esa/jipm/2013/00000004/00000003/art00003
[v] Heap, I. The International Survey of Herbicide Resistant Weeds. Online. Internet. Tuesday, November 18, 2014: www.weedscience.com
[vi] Beyond Pesticides, http://www.beyondpesticides.org/dailynewsblog/?p=8239

PEACE be with you

Dear Mr Kaikil,

Verification of ownership of Dow stock is enclosed.

Happy Thanksgiving!

Sincerely,
Sister Gwen Farry, BVM

Pages 61 through 62 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***



The Dow Chemical Company
Midland, Michigan 48674
USA

December 9, 2014

VIA OVERNIGHT MAIL
Sister Gwen Farry, BVM
Sisters of Charity of the Blessed Virgin Mary
205 W Monroe, Suite 500
Chicago, IL 60606

Dear Ms. Farry:

I am writing on behalf of The Dow Chemical Company (the "Company"), which on November 26, 2014 received the stockholder proposal you submitted on behalf of the Sisters of Charity of the Blessed Virgin Mary (the "Proponent") entitled "Report on Grower Compliance" pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The November 24, 2014 letter from Dubuque Bank and Trust that you provided is insufficient because it is not from a Depository Trust Company participant, as described below, and does not state that the shares were held continuously during the requisite one-year period.

To remedy these defects, the Proponent must obtain a new proof of ownership letter verifying its continuous ownership of the requisite number of Company shares for the one-year period preceding and including November 24, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 24, 2014; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms,

reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking the Proponent's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 24, 2014.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 24, 2014. You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on these account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 24, 2014, the requisite number of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at The Dow Chemical Company, Office of the Corporate Secretary, 2030 Dow Center, Midland, MI 48674. Alternatively, you may transmit any response by facsimile to me at (989) 638-1740.

If you have any questions with respect to the foregoing, please contact me at (989) 638-2176. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Amy E. Wilson
Assistant Secretary and
Senior Managing Counsel

Enclosures


Sisters of Charity
of the Blessed Virgin Mary
Freed by Love, Acting for Justice

205 W Monroe, Suite 5
Chicago, Illinois
60606

phone 312-641-5151
fax 312-641-1250

www.bvmcong.org

December 12, 2014

Amy Wilson
The Dow Chemical Company
Office of the Corporate Secretary
2030 Dow Center
Midland, MI 48674

Dear Ms. Wilson,

Enclosed is a new proof of ownership letter verifying our continuous ownership of the requisite number of Dow shares for the one-year period preceding and including November 24, 2014.

I am also faxing a copy of this correspondence to you momentarily.

Sincerely,

Gwen Farry, BVM

Gwen Farry, BVM

Sisters of Charity, BVM

Pages 67 through 68 redacted for the following reasons:

- -

*** FISMA & OMB Memorandum M-07-16 ***

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
40 South Fullerton Ave.
Montclair NJ 07042

973 509-8800 voice
973 509-8808 fax
pdaly@tricri.org

November 25, 2014

Mr. Charles J. Kalil
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Kalil:

The Dominican Sisters of Caldwell have been long-time Dow Chemical shareholders. We continue to be critically concerned about the impacts of the use of genetically modified seeds and herbicides and the risks associated with their use. We offer this resolution to help further our ongoing dialogue.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of the requisite number of shares of Dow Chemical Company stock, which we have continuously held for many years and intend to hold at least until after the next annual meeting. Verification of ownership is enclosed.

I am hereby authorized to notify you of our intention to file the attached proposal on Grower Compliance and product stewardship for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934. Kindly note the Community of the Sisters of St. Dominic of Caldwell, NJ as a proponent of the resolution in your Proxy Report.

Marcela Pinilla of Mercy Investment Services will serve as the primary contact for these concerns. I look forward to conversation around these concerns.

Sincerely,



Sister Patricia A. Daly, OP
Corporate Responsibility Representative

Report on Grower Compliance

RESOLVED:
Shareholders request a comprehensive report by a committee of independent directors of the Board on how Dow is monitoring herbicide utilization and grower compliance with best practices and adherence to "technology use agreements" (TUAs) with its seed products. Shareholders request the report, at reasonable expense and omitting proprietary information, be completed within one year of the shareholder meeting.

SUPPORTING STATEMENT:
Currently investors and stakeholders do not have access to evaluative data of Dow's monitoring of grower compliance or rate of adherence to contract performance.

The de-regulation of Enlist Duo is expected to lead to an exponential use of herbicides. U.S. Department of Agriculture's own analysis finds that approval of 2,4-D-resistant corn and soybeans will lead to an unprecedented 2 to 7-fold increase in agricultural use of the herbicide by 2020.[i] The Environmental Protection Agency (EPA) will be requiring a stewardship plan.[ii]

Dow states "responsible [product] use is an integral part of Integrated Pest Management (IPM)" and stresses a "life-cycle" approach, which involves "the development, production, distribution, use, and end-of-life management of our products. Dow TUA's stipulate insect resistance management compliance processes,[iii] where improper use can affect our company's product performance. For example, research demonstrates IPM and resistance monitoring are essential for assuring long-term effectiveness of Bt corn.[iv]

The evolution of herbicide-resistant weeds, driven in part by improper application and use, poses a significant challenge to current weed management practices. According to Weed Science's International Survey of Herbicide-Resistant Weeds there are currently "436 unique cases...of herbicide resistant weeds globally... Weeds have evolved resistance to 22 of the 25 known herbicide sites of action and to 155 different herbicides."[v]

Beyond weed resistance, the prevalence of glyphosate-tolerant crops has contributed to the high rates of water pollution, according to the U.S. Geological Survey.[vi] The major source of glyphosate in drinking water is runoff from herbicide use, according to the EPA.

Concern among agriculture-based companies is increasing as evidenced by actions to manage or reduce herbicide use from General Mills, McDonald's, Sysco, and Unilever.

Dow states its commitment to "being a leader in product stewardship," which it cites is the "responsible and sustainable management of our agricultural chemical and biotechnology products throughout their life cycle." Without disclosure of product management investors cannot assess how Dow is mitigating potentially significant environmental, regulatory, reputational and license to operate risks.

Reporting of Dow's monitoring and management on its product stewardship performance will inspire the confidence of investors and the public.

---

[i] The U.S. Department of Agriculture (USDA), Animal and Plant Health Inspection Service (APHIS), Draft Environmental Impact Statement—2013, http://www.aphis.usda.gov/brs/aphisdocs/24d_deis.pdf

[ii] http://www2.epa.gov/ingredients-used-pesticide-products/registration-enlist-duo

[iii] Dow AgroSciences Technology User Agreement: http://msdssearch.dow.com/PublishedLiteratureDAS/dh_091e/0901b8038091ea46.pdf?filepath=phytogen/pdfs/noreg/010-12440.pdf&fromPage=GetDoc

[iv] Journal of Integrated Pest Management, Volume 4, Number 3, 2013, pp. D1-D6(6), http://www.ingentaconnect.com/content/esa/jipm/2013/00000004/00000003/art00003

[v] Heap, I. The International Survey of Herbicide Resistant Weeds. Online. Internet. Tuesday, November 18, 2014: www.weedscience.com

[vi] Beyond Pesticides, http://www.beyondpesticides.org/dailynewsblog/?p=8239

Wealth Management
58 South Service Road
Suite 400
Melville, NY 11747
tel 631 755 8800
fax 631 755 8999
toll free 800 477 7522

Morgan Stanley

Letter of Verification of Ownership

November 25, 2014

To Whom It May Concern:

As of and including November 25, 2014, the Sisters of St. Dominic of Caldwell, NJ held, and has continuously held since November 20, 2013 **7 Shares of Dow Chemical Co.** Common Stock. Custody of these shares was transferred from State Street on November 20, 2013, where the stocks had been continuously held. We have been directed by the shareowners to place a hold on this stock at least until the next annual meeting.

Please contact me directly at 631-755-8939 with any questions.

Sincerely,



Robert Conzo, Financial Advisor



Sisters of the Holy Names of Jesus and Mary
U.S.-Ontario Administrative Centre

November 25, 2014

Mr. Charles J. Kalil
EVP, Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674-1500

Dear Mr. Kalil,

The Sisters of the Holy Names of Jesus & Mary U.S.- Ontario Province remain concerned about the social and environmental impacts of genetically engineered (GE) seed. Following on the recent registration of Dow's new GE products, Enlist corn and soybean seeds and the herbicide Enlist Duo, we believe it is imperative that Dow monitor and publicly report on herbicide utilization and grower compliance with the "technology use agreements" signed by growers.

The Sisters of the Holy Names of Jesus & Mary U.S. Ontario Province Corporation is co-filing the enclosed resolution with the Adrian Dominican Sisters for action at the annual meeting in 2015. We submit it for inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

As of November 25, 2014, the Sisters of the Holy Names of Jesus & Mary U.S.- Ontario Province Corporation held, and has held continuously for at least one year, 1,310 shares of Dow Chemical common stock. A letter verifying ownership in the Company is enclosed. We will continue to hold the required number of shares in Dow Chemical through the annual meeting in 2015.

We designate Marcella Pinella, representative of the Adrian Dominican Sisters, as the lead filer to act on our behalf for all purposes in connection with this proposal. Please copy me on all communications: Vicki Cummings; vcummings@snjmuson.org

Sincerely,

Sister Mary Ellen Holohan, snjm

Sister Mary Ellen Holohan, SNJM
President of the Sisters of the Holy Names of Jesus & Mary U.S. - Ontario Province

Encl.: Resolution
Proof of Ownership

Report on Grower Compliance

RESOLVED:
Shareholders request a comprehensive report by a committee of independent directors of the Board on how Dow is monitoring herbicide utilization and grower compliance with best practices and adherence to "technology use agreements" (TUAs) with its seed products. Shareholders request the report, at reasonable expense and omitting proprietary information, be completed within one year of the shareholder meeting.

SUPPORTING STATEMENT:
Currently investors and stakeholders do not have access to evaluative data of Dow's monitoring of grower compliance or rate of adherence to contract performance.

The de-regulation of Enlist Duo is expected to lead to an exponential use of herbicides. U.S. Department of Agriculture's own analysis finds that approval of 2,4-D-resistant corn and soybeans will lead to an unprecedented 2 to 7-fold increase in agricultural use of the herbicide by 2020.[i] The Environmental Protection Agency (EPA) will be requiring a stewardship plan.[ii]

Dow states "responsible [product] use is an integral part of Integrated Pest Management (IPM)" and stresses a "life-cycle" approach, which involves "the development, production, distribution, use, and end-of-life management of our products. Dow TUA's stipulate insect resistance management compliance processes,[iii] where improper use can affect our company's product performance. For example, research demonstrates IPM and resistance monitoring are essential for assuring long-term effectiveness of Bt corn.[iv]

The evolution of herbicide-resistant weeds, driven in part by improper application and use, poses a significant challenge to current-weed management practices. According to Weed Science's International Survey of Herbicide-Resistant Weeds there are currently "436 unique cases...of herbicide resistant weeds globally... Weeds have evolved resistance to 22 of the 25 known herbicide sites of action and to 155 different herbicides."[v]

Beyond weed resistance, the prevalence of glyphosate-tolerant crops has contributed to the high rates of water pollution, according to the U.S. Geological Survey.[vi] The major source of glyphosate in drinking water is runoff from herbicide use, according to the EPA.

Concern among agriculture-based companies is increasing as evidenced by actions to manage or reduce herbicide use from General Mills, McDonald's, Sysco, and Unilever.

Dow states its commitment to "being a leader in product stewardship," which it cites is the "responsible and sustainable management of our agricultural chemical and biotechnology products throughout their life cycle." Without disclosure of product management investors cannot assess how Dow is mitigating potentially significant environmental, regulatory, reputational and license to operate risks.

Reporting of Dow's monitoring and management on its product stewardship performance will inspire the confidence of investors and the public.

---

[i] The U.S. Department of Agriculture (USDA), Animal and Plant Health Inspection Service (APHIS), Draft Environmental Impact Statement—2013, http://www.aphis.usda.gov/brs/aphisdocs/24d_deis.pdf
[ii] http://www2.epa.gov/ingredients-used-pesticide-products/registration-enlist-duo
[iii] Dow AgroSciences Technology User Agreement: http://msdssearch.dow.com/PublishedLiteratureDAS/dh_091e/0901b8038091ea46.pdf?filepath=phytogen/pdfs/noreg/010-12440.pdf&fromPage=GetDoc
[iv] Journal of Integrated Pest Management, Volume 4, Number 3, 2013, pp. D1-D6(6), http://www.ingentaconnect.com/content/esa/jipm/2013/00000004/00000003/art00003
[v] Heap, I. The International Survey of Herbicide Resistant Weeds. Online. Internet. Tuesday, November 18, 2014: www.weedscience.com
[vi] Beyond Pesticides, http://www.beyondpesticides.org/dailynewsblog/?p=8239



BNY MELLON
ASSET SERVICING

November 25, 2014

To Whom It May Concern:

This letter is to verify that Sisters of the Holy Names of Jesus and Mary owns 1,310 shares of Dow Chemical stock. Furthermore, the Sisters of the Holy Jesus and Mary has held these shares continuously since the purchase date of November 9, 2009 including the one year period preceding and including November 25, 2014. At least the minimum number of shares required will continue to be held through the time of the company's next annual meeting.

This security is currently held by Bank of New York Mellon who serves as custodian for Sisters of the Holy Names of Jesus and Mary. The shares are registered in our nominee name at the Bank of New York Mellon. Please note that the Bank of New York Mellon is a DTC participant.

Sincerely,

Robert D. Porco, Vice President
Global Client Administration
BNY Mellon Asset Servicing



The Dow Chemical Company
Midland, Michigan 48674
USA

December 9, 2014

VIA EXPRESS MAIL
Sister Mary Ellen Holohan, SNJM
President
Sisters of the Holy Names of Jesus and Mary U.S.-Ontario Province
P.O. Box 398
Marylhurst, OR 97036

Dear Ms. Holohan:

I am writing on behalf of The Dow Chemical Company (the "Company"), which on November 26, 2014 received the stockholder proposal you submitted on behalf of the Sisters of the Holy Names of Jesus and Mary U.S.-Ontario Province (the "Proponent") entitled "Report on Grower Compliance" pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The November 25, 2014 letter from BNY Mellon that you provided is insufficient because it verifies that the Sisters of the Holy Names of Jesus and Mary own Company shares but fails to verify ownership for the Sisters of the Holy Names of Jesus and Mary U.S.-Ontario Province, the Proponent.

To remedy this defect, the Proponent must obtain a new proof of ownership letter verifying its continuous ownership of the requisite number of Company shares for the one-year period preceding and including November 25, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 25, 2014; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking the Proponent's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 25, 2014.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 25, 2014. You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on these account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 25, 2014, the requisite number of Company shares were continuously held: (i) one from the Proponent's

broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at The Dow Chemical Company, Office of the Corporate Secretary, 2030 Dow Center, Midland, MI 48674. Alternatively, you may transmit any response by facsimile to me at (989) 638-1740.

If you have any questions with respect to the foregoing, please contact me at (989) 638-2176. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Amy E. Wilson
Assistant Secretary and
Senior Managing Counsel

cc: Marcela Pinilla, Mercy Investment Services, Inc.

Enclosures



BNY MELLON
ASSET SERVICING

December 17, 2014

To Whom It May Concern:

This letter is to verify that Sisters of the Holy Names of Jesus and Mary U.S.-Ontario Province owns 1,310 shares of Dow Chemical stock. Furthermore, the Sisters of the Holy Names of Jesus and Mary U.S.-Ontario Province has held these shares continuously since the purchase date of November 9, 2009 including the one year period preceding and including November 25, 2014. At least the minimum number of shares required will continue to be held through the time of the company's next annual meeting.

This security is currently held by Bank of New York Mellon who serves as custodian for Sisters of the Holy Names of Jesus and Mary U.S.-Ontario Province. The shares are registered in our nominee name at the Bank of New York Mellon. Please note that the Bank of New York Mellon is a DTC participant.

Sincerely,

Robert D. Porco, Vice President
Global Client Administration
BNY Mellon Asset Servicing



Monasterio Pan de Vida

Apdo. Postal 105-3
Torreón, Coahuila C.P. 27000
México
Tel./Fax (52) (871) 720-04-48
e-mail: monasterio@pandevidaosb.com
www.pandevidaosb.com

November 26, 2014

Mr. Charles J. Kalil
EVP, Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Sent by: 989-638-1740 (fax) attention to Mr. Charles J. Kalil, EVP, Corporate Secretary

Dear Mr. Kalil,

The Benedictine Sisters of Pan de Vida Monasterio in Torreon, Mexico have long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long term business success. We are currently the beneficial owner of shares of The Dow Chemical Company.

Like many other investors and stakeholders, we believe a disclosure of a monitoring and management system of Dow AgroSciences' crop protection products, particularly its seeds and traits and herbicide products, helps to assure investors that Dow AgroSciences is managing its "product stewardship" and managing potential financial, regulatory and license to operate risks and opportunities. While we have had a robust and constructive dialogue we find the company's current disclosure inadequate.

Pan de Vida Monasterio is co-filing the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The primary filer for this resolution is the Portfolio Advisory Board for the Adrian Dominican Sisters and is authorized to withdraw the resolution on our behalf.

We have been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. The verification of ownership is being sent to you separately by our custodian, a DTC participant.

Sincerely,

Rose Marie Stallbaumer, OSB
Investment coordinator

Report on Grower Compliance

RESOLVED:
Shareholders request a comprehensive report by a committee of independent directors of the Board on how Dow is monitoring herbicide utilization and grower compliance with best practices and adherence to "technology use agreements" (TUAs) with its seed products. Shareholders request the report, at reasonable expense and omitting proprietary information, be completed within one year of the shareholder meeting.

SUPPORTING STATEMENT:
Currently investors and stakeholders do not have access to evaluative data of Dow's monitoring of grower compliance or rate of adherence to contract performance.

The de-regulation of Enlist Duo is expected to lead to an exponential use of herbicides. U.S. Department of Agriculture's own analysis finds that approval of 2,4-D-resistant corn and soybeans will lead to an unprecedented 2 to 7-fold increase in agricultural use of the herbicide by 2020.[i] The Environmental Protection Agency (EPA) will be requiring a stewardship plan.[ii]

Dow states "responsible [product] use is an integral part of Integrated Pest Management (IPM)" and stresses a "life-cycle" approach, which involves "the development, production, distribution, use, and end-of-life management of our products. Dow TUA's stipulate insect resistance management compliance processes,[iii] where improper use can affect our company's product performance. For example, research demonstrates IPM and resistance monitoring are essential for assuring long-term effectiveness of Bt corn.[iv]

The evolution of herbicide-resistant weeds, driven in part by improper application and use, poses a significant challenge to current weed management practices. According to Weed Science's International Survey of Herbicide-Resistant Weeds there are currently "436 unique cases...of herbicide resistant weeds globally...Weeds have evolved resistance to 22 of the 25 known herbicide sites of action and to 155 different herbicides."[v]

Beyond weed resistance, the prevalence of glyphosate-tolerant crops has contributed to the high rates of water pollution, according to the U.S. Geological Survey.[vi] The major source of glyphosate in drinking water is runoff from herbicide use, according to the EPA.

Concern among agriculture-based companies is increasing as evidenced by actions to manage or reduce herbicide use from General Mills, McDonald's, Sysco, and Unilever.

Dow states its commitment to "being a leader in product stewardship," which it cites is the "responsible and sustainable management of our agricultural chemical and biotechnology products throughout their life cycle." Without disclosure of product management, investors cannot assess how Dow is mitigating potentially significant environmental, regulatory, reputational and license to operate risks.

Reporting of Dow's monitoring and management on its product stewardship performance will inspire the confidence of investors and the public.

---

[i] The U.S. Department of Agriculture (USDA), Animal and Plant Health Inspection Service (APHIS), Draft Environmental Impact Statement—2013, http://www.aphis.usda.gov/brs/aphisdocs/24d_deis.pdf
[ii] http://www2.epa.gov/ingredients-used-pesticide-products/registration-enlist-duo
[iii] Dow AgroSciences Technology User Agreement: http://msdssearch.dow.com/PublishedLiteratureDAS/dh_091e/0901b8038091ea46.pdf?filepath=phytogen/pdfs/noreg/010-12440.pdf&fromPage=GetDoc
[iv] Journal of Integrated Pest Management, Volume 4, Number 3, 2013, pp. D1-D6(6), http://www.ingentaconnect.com/content/esa/jipm/2013/00000004/00000003/art00003
[v] Heap, I. The International Survey of Herbicide Resistant Weeds. Online. Internet. Tuesday, November 18, 2014: www.weedscience.com
[vi] Beyond Pesticides, http://www.beyondpesticides.org/dailynewsblog/?p=8239

Pages 81 through 82 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***



The Dow Chemical Company
Midland, Michigan 48674
USA

December 9, 2014

VIA EXPRESS MAIL
Rose Marie Stallbaumer, OSB
Investment Coordinator
Monasterio Pan de Vida
Apdo. Postal 105-3
Torreon, Coahuila C.P. 27000
Mexico

Dear Ms. Stallbaumer:

I am writing on behalf of The Dow Chemical Company (the "Company"), which on November 26, 2014 received the stockholder proposal you submitted on behalf of the Benedictine Sisters of Monasterio Pan de Vida (the "Proponent") entitled "Report on Grower Compliance" pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The November 25, 2014 letter from Merrill Lynch that you provided is insufficient because it verifies ownership between November 25, 2013 and November 25, 2014 rather than for the one-year period preceding and including November 26, 2014, the date the Proposal was submitted to the Company.

To remedy this defect, the Proponent must obtain a new proof of ownership letter verifying its continuous ownership of the requisite number of Company shares for the one-year period preceding and including November 26, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 26, 2014; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking the Proponent's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 26, 2014.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 26, 2014. You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on these account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 26, 2014, the requisite number of Company shares were continuously held: (i) one from the Proponent's

broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at The Dow Chemical Company, Office of the Corporate Secretary, 2030 Dow Center, Midland, MI 48674. Alternatively, you may transmit any response by facsimile to me at (989) 638-1740.

If you have any questions with respect to the foregoing, please contact me at (989) 638-2176. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Amy E. Wilson
Assistant Secretary and
Senior Managing Counsel

Enclosures



Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

November 28, 2014

Mr. Charles J. Kalil
EVP, Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Sent by: 989-638-1740 (fax) attention to Mr. Charles J. Kalil, EVP, Corporate Secretary

Dear Mr. Kalil,

The Benedictine Sisters of Virginia has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long term business success. We are currently the beneficial owner of shares of The Dow Chemical Company.

Like many other investors and stakeholders, we believe a disclosure of a monitoring and management system of Dow AgroSciences' crop protection products, particularly its seeds and traits and herbicide products, helps to assure investors that Dow AgroSciences is managing its "product stewardship" and managing potential financial, regulatory and license to operate risks and opportunities. While we have had a robust and constructive dialogue we find the company's current disclosure inadequate.

The Benedictine Sisters of Virginia is co-filing the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The primary filer for this resolution is the Portfolio Advisory Board for the Adrian Dominican Sisters and is authorized to withdraw the resolution on our behalf.

We have been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. The verification of ownership is being sent to you separately by our custodian, a DTC participant.

Sincerely,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Assistant Treasurer

Report on Grower Compliance

RESOLVED:

Shareholders request a comprehensive report by a committee of independent directors of the Board on how Dow is monitoring herbicide utilization and grower compliance with best practices and adherence to "technology use agreements" (TUAs) with its seed products. Shareholders request the report, at reasonable expense and omitting proprietary information, be completed within one year of the shareholder meeting.

SUPPORTING STATEMENT:

Currently investors and stakeholders do not have access to evaluative data of Dow's monitoring of grower compliance or rate of adherence to contract performance.

The de-regulation of Enlist Duo is expected to lead to an exponential use of herbicides. U.S. Department of Agriculture's own analysis finds that approval of 2,4-D-resistant corn and soybeans will lead to an unprecedented 2 to 7-fold increase in agricultural use of the herbicide by 2020.[i] The Environmental Protection Agency (EPA) will be requiring a stewardship plan.[ii]

Dow states "responsible [product] use is an integral part of Integrated Pest Management (IPM)" and stresses a "life-cycle" approach, which involves "the development, production, distribution, use, and end-of-life management of our products. Dow TUA's stipulate insect resistance management compliance processes,[iii] where improper use can affect our company's product performance. For example, research demonstrates IPM and resistance monitoring are essential for assuring long-term effectiveness of Bt corn.[iv]

The evolution of herbicide-resistant weeds, driven in part by improper application and use, poses a significant challenge to current weed management practices. According to Weed Science's International Survey of Herbicide-Resistant Weeds there are currently "436 unique cases...of herbicide resistant weeds globally...Weeds have evolved resistance to 22 of the 25 known herbicide sites of action and to 155 different herbicides."[v]

Beyond weed resistance, the prevalence of glyphosate-tolerant crops has contributed to the high rates of water pollution, according to the U.S. Geological Survey.[vi] The major source of glyphosate in drinking water is runoff from herbicide use, according to the EPA.

Concern among agriculture-based companies is increasing as evidenced by actions to manage or reduce herbicide use from General Mills, McDonald's, Sysco, and Unilever.

Dow states its commitment to "being a leader in product stewardship," which it cites is the "responsible and sustainable management of our agricultural chemical and biotechnology products throughout their life cycle." Without disclosure of product management, investors cannot assess how Dow is mitigating potentially significant environmental, regulatory, reputational and license to operate risks.

Reporting of Dow's monitoring and management on its product stewardship performance will inspire the confidence of investors and the public.



Scott &
Stringfellow

November 28, 2014

Mr. Charles J. Kalil
EVP, Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

By Facsimile: 989-638-1740

Dear Mr. Kalil,

Please accept this letter as verification that the that the account for Benedictine Sisters of Virginia held here at BB&T Scott & Stringfellow does hold stock in excess of $2,000 and has been held well over one year.

If you need further information please let Sister Henry Marie Zimmerman know and we will help her with whatever you all may need regarding the financial account.

Sincerely,

John J. Muldowney
Managing Director

Cc: Sister Henry Marie Zimmerman, OSB



The Dow Chemical Company
Midland, Michigan 48674
USA

December 9, 2014

VIA EXPRESS MAIL

Sister Henry Marie Zimmermann, OSB
Assistant Treasurer, Benedictine Sisters of Virginia
Saint Benedict Monastery
9535 Linton Hall Road
Bristow, VA 20136

Dear Ms. Zimmermann:

I am writing on behalf of The Dow Chemical Company (the "Company"), which on November 28, 2014 received the stockholder proposal you submitted on behalf of the Benedictine Sisters of Virginia (the "Proponent") entitled "Report on Grower Compliance" pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The November 28, 2014 letter from BB&T that you provided is insufficient because it verifies ownership of "stock in excess of $2,000" but fails to verify ownership of the requisite number of *the Company's* shares for the one-year period preceding and including November 28, 2014, the date the Proposal was submitted to the Company. In addition, it does not state that the shares were held continuously during the requisite one-year period.

To remedy these defects, the Proponent must obtain a new proof of ownership letter verifying its continuous ownership of the requisite number of Company shares for the one-year period preceding and including November 28, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 28, 2014; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking the Proponent's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 28, 2014.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 28, 2014. You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on these account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 28, 2014, the requisite number of Company shares were continuously held: (i) one from the Proponent's

broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at The Dow Chemical Company, Office of the Corporate Secretary, 2030 Dow Center, Midland, MI 48674. Alternatively, you may transmit any response by facsimile to me at (989) 638-1740.

If you have any questions with respect to the foregoing, please contact me at (989) 638-2176. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Amy E. Wilson
Assistant Secretary and
Senior Managing Counsel

Enclosures


BB&T

Scott &
Stringfellow

December 18, 2014

Ms. Amy E. Wilson
Assistant Secretary and Senior
Managing Counsel
The Dow Chemical Company
Office of the Corporate Secretary
2030 Dow Center
Midland, MI 48674

By Facsimile: 989-638-1740

Dear Ms. Wilson,

In response to your letter of December 9, 2014 to Sister Henry Marie Zimmerman, OSB regarding the ownership of the Dow Chemical Company by the Benedictine Sisters of Virginia. Their Health and Welfare fund purchased 1,800 shares of the common stock of Dow Chemical Company on 07/10/2006. This position of ownership continues to be held in this fund at the firm of BB&T Scott & Stringfellow and represents a value of approximately $80,000.00.

This information should verify any questions regarding our ownership qualifications.

Sincerely,

John J. Muldowney
Managing Director

Cc: Sister Henry Marie Zimmerman, OSB

901 East Byrd Street, Suite 500, Richmond, VA 23219 O 804.643.1811 BBTScottStringfellow.com